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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 14D-1
                               (Amendment No. 1)

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           NEW IMAGE INDUSTRIES, INC.
                           (Name of subject company)

                          DENTSPLY INTERNATIONAL INC.
                            IMAGE ACQUISITION CORP.
                                    (Bidder)

                                ----------------
                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of class of securities)

                                  645639 10 5
                     (CUSIP number of class of securities)

                                John C. Miles II
             Vice Chairman of the Board and Chief Executive Officer
                          DENTSPLY International Inc.
                            570 West College Avenue
                                  P.O. Box 872
                         York, Pennsylvania 17405-0872
                                 (717) 846-0256
                               ------------------
            (Name, address and telephone number of person authorized
          to receive notices and communications on behalf of bidders)

                                    Copy to:

                             Marlee S. Myers, Esq.
                          Morgan, Lewis & Bockius LLP
                         One Oxford Centre, 32nd Floor
                      Pittsburgh, Pennsylvania 15219-1417
                                 (412) 560-3300



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         This Amendment No. 1 amends the Tender Offer Statement on Schedule
14D-1 filed on January 31, 1997 (the "Schedule 14D-1") by DENTSPLY International Inc., a Delaware corporation ("Parent") and its wholly owned subsidiary, Image Acquisition Corp., a Delaware corporation ("Purchaser"), relating to the Purchaser's tender offer for all of the outstanding shares of common stock, par value $0.001, of New Image Industries, Inc., a Delaware corporation. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-1.

Item 4.  Source or Amount of Funds or Other Consideration.

         Section 10 of the Offer to Purchase is hereby deleted in its entirety and the following paragraph is inserted in lieu thereof:

         10.      SOURCE AND AMOUNT OF FUNDS.

         The Purchaser and Parent estimate that the total amount of funds required to purchase all Shares validly tendered pursuant to the Offer, to consummate the Merger and to pay all related fees and expenses will be approximately $12 million. The Purchaser plans to obtain all funds needed for the Offer and the Merger through a capital contribution or intercompany loan which will be made by Parent to the Purchaser. Parent plans to obtain funds for such capital contribution or intercompany loan from its available sources of cash, including its cash on hand, and any amount in excess of cash on hand from unsecured short-term bank borrowings. These borrowings may be made through either Mellon Bank, N.A. or Chase Manhattan Bank at such interest rate as is then in effect, which rate is approximately between 5.5% and 6% as of this date. Such short-term borrowings are for loans of less than thirty days, will be repaid from working capital and may be repaid by Parent at any time without penalty. However, the Purchaser has not conditioned the Offer on obtaining financing.

Item 10.          Additional Information

         The first two paragraphs of Section 15 of the Offer to Purchase are hereby deleted and the following paragraphs are inserted in lieu thereof:

         15.      CERTAIN CONDITIONS OF THE OFFER.

         The Merger Agreement provides that, notwithstanding any other term of the Offer or the Merger Agreement, Parent or the Purchaser shall not be required to accept for payment or to pay for any Shares tendered pursuant to the Offer, and may terminate or, subject to the provisions of the Merger Agreement, amend the Offer and may postpone the acceptance for payment of Shares pursuant thereto, unless (a) the Minimum Tender Condition has been met prior to the Expiration Date and, (b) any waiting period under the HSR Act applicable to the purchase of Shares pursuant


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to the Offer shall have expired or been terminated (the "HSR Condition"), provided, however, that prior to March 25, 1997, Parent will not terminate the Offer by reason of the non satisfaction of the HSR Condition and, if the HSR Condition is the only condition that is not satisfied upon the expiration of the Offer, Parent shall cause the Offer to be extended to March 24, 1997.

         The Merger Agreement also provides that, notwithstanding any other term of the Offer or the Merger Agreement, Parent or the Purchaser will not be required to accept for payment or to pay for any Shares tendered pursuant to the Offer, and may terminate or, subject to the provisions of the Merger Agreement, amend the Offer if, at any time on or after the date of the Merger Agreement and before the Expiration Date, any of the following conditions exist:


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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   February 24, 1997

                                   DENTSPLY International Inc.

                                   /s/ Edward D. Yates
                                   ---------------------------
                                   Name:   Edward D. Yates
                                   Title:  Senior Vice President and
                                           Chief Financial Officer

                                   Image Acquisition Corp.

                                   /s/ Edward D. Yates
                                   ---------------------------
                                   Name:   Edward D. Yates
                                   Title:  Senior Vice President